Exhibit (d4)

Execution copy

AMENDMENT

to

MONEY MANAGER AGREEMENT

and SCHEDULE I-B

THIS AMENDMENT is entered into as of January 1, 2018, between AJO, LP (the “Manager”) and TIFF Investment Program (“TIP”) for its TIFF Multi-Asset Fund (the “Fund”).

RECITALS

WHEREAS, the Manager and the Fund are parties to that certain Money Manager Agreement dated as of September 23, 2015 (the “Agreement”) pursuant to which the Manager serves as an investment adviser to the Fund; and

WHEREAS, pursuant to Section 11 of the Agreement, the parties hereto desire to amend and restate Schedule I-B to the Agreement to update the fee schedule; and

WHEREAS, the Manager represents that there will be no change in (a) the nature, quality or extent of services to be provided by the Manager; (b) the investment advisory or other services provided to the Fund; or (c) the personnel providing such services as a result of this amendment.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.	Amendment.

(a)	Schedule I-B to the Agreement is hereby deleted in its entirety and replaced with the Amended and Restated Schedule I attached hereto.

2.	Miscellaneous.

(a)	This Amendment shall be effective as of January 1, 2018.
(b)	Except as amended hereby, the Agreement shall remain in full force and effect.
(c)	All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.
(d)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

On behalf of Fund by		On behalf of
TIFF INVESTMENT PROGRAM		AJO, LP

By:	/s/ Kelly Lundstrom	By:	/s/ Theodore R. Aronson

Name:	Kelly Lundstrom	Name:	Theodore R. Aronson

Title:	Vice President	Title:	Managing Principal

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Amended and Restated

Schedule I-B

to the

Amended and Restated Money Manager Agreement (the “Agreement”)

Dated as of September 23, 2015

between

AJO, LP (the “Manager”) and

TIFF Investment Program for its TIFF Multi-Asset Fund (the “Fund”)

Performance Fee Calculation

Dated January 1, 2018

This amended fee schedule shall apply to the Managed Account generally referred to by the parties as the “Emerging Markets account.” The Managed Account to which this amended fee schedule shall apply has a benchmark of the MSCI Emerging Markets Small Cap Index.

As compensation for the services performed and the facilities and personnel provided by the Manager for TIFF Multi-Asset Fund pursuant to this Agreement, the Fund will pay the Manager a performance based fee (the “Performance Fee”) as described below.

All capitalized terms used but not defined in this Schedule I-B shall have the meanings ascribed to them in the Agreement unless otherwise defined herein.

1	Definitions related to Fee Calculation

Average Net Assets: The net asset value of the Managed Account shall initially be equal to the value of such assets placed with the Manager as of the close of the Fund’s business on the Effective Date, computed as described in the Funds’ Registration Statement, and shall thereafter be adjusted to reflect the daily change in the value of the Managed Account and cash flows, if any, including withdrawals from or additions to the Managed Account by the Fund and payment of the following expenses due in respect of the preceding months or Calculation Periods (as the case may be): the Performance Fee and custodian transaction charges. Average Net Assets of the Managed Account means the average of the daily net asset values of the Managed Account for the applicable period. Where there are multiple Holdings, the Average Net Assets of a Holding shall be determined by multiplying the Average Net Assets of the Managed Account by the applicable Holding Ratio.

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Calculation Date: In respect of a Holding, (i) the date commencing on the Effective Date of such Holding and ending on the last day of the calendar month in which a full 12 months of performance for such Holding has been achieved or (ii) if earlier, the date on which the Fund withdraws all or part of a Holding (exclusive of withdrawals made to pay custodian transaction charges and the fees payable hereunder).

Calculation Period: In relation to a Calculation Date during the Transitional Period, the Calculation Period is the period starting on the Effective Date of the Holding and ending on that Calculation Date. In relation to a Calculation Date during the Post-Transitional Period for the Holding, (i) the period of 60 months ending on the Calculation Date of the Holding or (ii) in relation to a Calculation Date arising on a withdrawal of a Holding, the period that starts on the day on which the next regularly occurring Calculation Period would have started (i.e. assuming no withdrawal) and ends on the date of the withdrawal, resulting in a Calculation Period of up to but not more than 60 months.

Effective Date: The Effective Date is (i) in relation to the first Holding, October 1, 2015, and (ii) in relation to each other Holding, the date on which the relevant addition is made to the Managed Account.

Excess Return: Excess Return is the arithmetic difference between the annualized performance of a Holding during the applicable Calculation Period, calculated geometrically, and the annualized performance of the MSCI Emerging Markets Small Cap Index (net) during the same Calculation Period, calculated geometrically.

Holding: The first tranche of Managed Account assets placed with the Manager by the Fund and each subsequent addition to the Managed Account assets shall be a separate Holding, unless the subsequent addition is less than 20% of the value of the Holding most recently established as measured on the date of the subsequent addition, in which case such additional assets will be added to the most recently established Holding. Each Holding will have its own Effective Date and separate Performance Fees will be calculated in respect of each Holding.

Incentive Rate: The portion of the Excess Return allocated to the Manager, expressed as a percentage, as in the performance fee formula: (n/365 x [Period 1 Excess Return x Incentive Rate x Period 1 Average Net Assets of the relevant Holding]).

Holding Ratio: In relation to each Holding, the Holding Ratio is the value of the Holding divided by the value of the Managed Account as at the date when an addition or withdrawal is made or when a Performance Fee is paid. Where the Manager and TIP agree to treat an addition as part of the most recently established Holding, each Holding Ratio shall be recalculated accordingly (e.g. the value of the most recently established Holding plus the addition divided by the value of the Managed Account as at the date when the addition is made).

Post-Transitional Period: The Post-Transitional Period for a Holding shall commence on the first day of the month that immediately follows the last day of the Transitional Period.

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Transitional Period: The Transitional Period for a Holding shall commence on the Effective Date of such Holding and shall end on the last day of the calendar month in which a full 60 months of performance for such Holding has been achieved.

2	Calculation and Payment of Performance Fee

For each Calculation Period and upon a withdrawal of all or part of a Holding, the Performance Fee shall be the higher of zero and the amount determined using the applicable formula set forth below, provided, however, the Performance Fee payable for any calculation period shall not exceed an amount equal to 161.5 basis points multiplied by the Average Net Assets of the relevant Holding for such calculation period, and shall not exceed the lower thresholds defined below for certain periods.

The Performance Fee shall be payable annually in arrears at the end of the month following the month in which the relevant Calculation Date occurs. The Performance Fee shall be paid from the Holding to which the fee relates, except for (i) those fees payable upon a complete withdrawal of a Holding or if the value of the Holding is less than the Performance Fee payable, in which case the fee shall be applied to the remaining Holding(s) on a first-in-first-out basis and (ii) those fees payable subsequent to a complete withdrawal of the Managed Account assets.

2.1	Performance Fee—Transitional Period:

During the Transitional Period for a Holding, the Performance Fee for such Holding shall be calculated using the following formula:

Period 1 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which a full 12 months of performance has been achieved): (n/365 x [Period 1 Excess Return x 20.2% x Period 1 Average Net Assets of the relevant Holding]), where n is equal to the number of days in the Calculation Period.

Period 2 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which a full 24 months of performance has been achieved): (n/365 x [Period 2 Excess Return x 18.94% x Period 2 Average Net Assets of the relevant Holding]) – Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period. The Performance Fee payable for Period 2 shall not exceed an amount equal to 151 basis points multiplied by the Average Net Assets of the relevant Holding for Period 2.

Period 3 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which a full 36 months of performance has been achieved): (n/365 x [Period 3 Excess Return x 17.21% x Period 3 Average Net Assets of the relevant Holding]) – Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period. The Performance Fee payable for Period 3 shall not exceed an amount equal to 138 basis points multiplied by the Average Net Assets of the relevant Holding for Period 3.

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Period 4 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which a full 48 months of performance has been achieved): (n/365 x [Period 4 Excess Return x 17.21% x Period 4 Average Net Assets of the relevant Holding]) – Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period. The Performance Fee payable for Period 3 shall not exceed an amount equal to 138 basis points multiplied by the Average Net Assets of the relevant Holding for Period 3.

Period 5 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which a full 60 months of performance has been achieved): (n/365 x [Period 5 Excess Return x 17.21% x Period 5 Average Net Assets of the relevant Holding]) – Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period. The Performance Fee payable for Period 3 shall not exceed an amount equal to 138 basis points multiplied by the Average Net Assets of the relevant Holding for Period 3.

2.2	Performance Fee—Post-Transitional Period:

For each Calculation Period following the Transitional Period, the Performance Fee of a Holding shall be calculated using the following formula: Excess Return for the relevant Calculation Period (the 60 month period just ended) x 16.6% x Average Net Assets of the relevant Holding for the Calculation Period. The Performance Fee payable for each Calculation Period following the Transitional Period shall not exceed an amount equal to 133 basis points multiplied by the Average Net Assets of the relevant Holding for such Calculation Period.

2.3	Performance Fee—On Complete and Partial Withdrawal of a Holding

A Performance Fee will also be calculated on a withdrawal of all or part of a Holding and shall become payable at the end of the month following the month in which such withdrawal occurred. Where the Fund has multiple Holdings, a partial withdrawal of Managed Account assets shall be applied to the Holdings on a first-in-first-out basis.

2.3.1	Complete or Partial Withdrawal during the Transition Period

A Performance Fee will be calculated for each Holding which is withdrawn during the Transition Period using the following formula:

(n/365 x [Excess Return for the relevant Calculation Period x Incentive Rate for the relevant Calculation Period x Average Net Assets of the Holding for the relevant Calculation Period]) - Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period.

Where a withdrawal is allocated to only part of a Holding (on the first-in-first-out basis), the Performance Fee for that Holding shall be pro-rated according to the proportion of the Holding withdrawn.

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2.3.2       Complete or Partial Withdrawal following the Transition Period

A Performance Fee will be calculated for each Holding which is withdrawn following the Transition Period using the following formula: (n/365 x [Excess Return for the relevant Calculation Period x 16.6% x Average Net Assets of the Holding for the relevant Calculation Period]) – any Performance Fees paid during the Calculation Period on that Holding, where n is equal to the number of days in the Calculation Period.

Where a withdrawal is allocated to only part of a Holding (on the first-in-first-out basis), the Performance Fee for that Holding shall be pro-rated according to the proportion of the Holding withdrawn.

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